Amendment No. 1
The Sportsman's Guide, Inc.
Common Stock, $.01 par value
CUSIP Number  848907 20 1
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CUSIP No.  848907 20 1
Item 1:   Reporting Person - Susan M. Mills
Item 4:   PF
Item 6:   United States
Item 7:   117,819
Item 8:   47,014
Item 9:   117,819
Item 10:  47,014
Item 11:  164,833
Item 13:  4.2%
Item 14:  IN/00
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Item 1.   SECURITY AND ISSUER

     The securities to which this statement relates are shares of Common Stock, par value $.01, of:

          The Sportsman's Guide, Inc.
          411 Farwell Avenue
          South St. Paul, MN  55075

Item 2.   IDENTITY AND BACKGROUND

     (a)  Susan M. Mills

     (b)  630 Hay Avenue
          Brookville, OH 45309

     (c) Susan M. Mills is an investor in various business ventures.

     (d)  Criminal violations:  None

     (e)  Party to Civil Action:  None

     (f)  Citizenship:  United States of America

Item 3.   SOURCE OF AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Ms. Mills received these shares of common stock on September 28, 1992 from Lowell Mills as part of a property settlement and divorce decree issued by the Montgomery County, Ohio Court of Common Pleas.

Item 4.   PURPOSE OF TRANSACTION

     Purchased for investment.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) Ms. Mills, individually, is the beneficial owner of 117,819 shares of Common Stock (11,760 of which represent shares issuable upon the exercise of stock warrants).
          The charitable remainder unitrust Ms. Mills established owns 47,014 shares of Common Stock. Therefore, Ms. Mills beneficially owns 164,833 shares of Common Stock.

     (b)  Sole power to vote and dispose of Common Stock

          117,819 shares of Common Stock

          Shared power to vote and dispose of Common Stock

          47,014

     (c) Ms. Mills transferred 65,819 shares of common stock to an irrevocable charitable remainder unitrust. As part of a registered public offering of the common shares of the issuer that was consummated on February 10, 1998, the trust sold 18,805 common shares at $6.50 per common share.

     (d)  None

     (e) Ms. Mills ceased to be the beneficial owner of more than five percent of the Common Stock on February 10, 1998.

Item 6.   CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS OF RELATION-
          SHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          None

Item 7.   MATERIAL TO BE FILED AS EXHIBITS

          None

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   SUSAN M. MILLS

                                   Susan M. Mills

Date:  February 26, 1998